                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14d-9


                                 (RULE 14D-101)


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                              ODD JOB STORES, INC.
                            (Name of Subject Company)





                               ODD JOB STORES, INC


                        (Name of Person Filing Statement)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   578792-10-3


                      (CUSIP Number of Class of Securities)

                                 --------------

                                  STEVE FURNER
                             CHIEF EXECUTIVE OFFICER
                                200 HELEN STREET
                           SOUTH PLAINFIELD, NJ 07080
                                 (908) 222-1000

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)


                                 --------------


                                   COPIES TO:

       MARC H. MORGENSTERN                               CHARLES W. HARDIN, JR.
         KAHN KLEINMAN,                                         JONES DAY
A LEGAL PROFESSIONAL ASSOCIATION                               NORTH POINT
       2600 ERIEVIEW TOWER                                 901 LAKESIDE AVENUE
      1301 EAST 9TH STREET                                CLEVELAND, OHIO 44145
   CLEVELAND, OHIO 44114-1824




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.


     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "SCHEDULE 14D-9") relates is Odd Job Stores, Inc., a corporation formed under the laws of the State of Ohio (the "COMPANY"). The address of the principal executive offices of the Company is 200 Helen Street, South Plainfield, NJ 07080. The telephone number of the principal executive offices of the Company is (908) 222-1000.

     The title of the class of securities to which this Schedule 14D-9 relates is the common stock, no par value, of the Company ("COMMON SHARES"). As of May 31, 2003, there were 9,060,695 Common Shares outstanding and 1,104,800 Common Shares issuable upon exercise of outstanding stock options of the Company.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the subject company, Odd Job Stores, Inc. The contact information for the Company is listed in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by Amazing Savings Holdings, LLC, a Delaware limited liability company ("AMAZING SAVINGS"), through a newly formed, wholly owned subsidiary to acquire not less than two-thirds or more than 96% of the outstanding Common Shares at a purchase price of $3.00 per share, net to the seller in cash (subject to reduction as discussed below, the "OFFER PRICE"), upon the terms and subject to the conditions set forth in Amazing Savings' Offer to Purchase, dated June 10, 2003 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "OFFER"). If the Offer is not completed by July 15, 2003, Amazing Savings has the right to reduce the Offer Price to $2.90 per share. In addition, Amazing Savings has the right to reduce the minimum number of Common Shares purchased to a majority of the outstanding Common Shares. If Amazing Savings reduces either the Offer Price or the number of Common Shares sought in the Offer or both, the Offer will remain open for a minimum of ten business days following such reduction to allow for adequate disclosure to shareholders. The Offer is more fully described in the Schedule TO filed by Amazing Savings with the Securities and Exchange Commission (the "SEC") on June 10, 2003 (the "SCHEDULE TO"). The Offer to Purchase and the related Letter of Transmittal are being mailed to the Company's shareholders (the "SHAREHOLDERS") with this Schedule 14D-9, filed as EXHIBITS (a)(1)(A) and
(a)(1)(B) to the Schedule TO and incorporated herein by reference. The Offer is being made pursuant to the Tender Agreement dated as of June 3, 2003, by and between Amazing Savings and the Company (as such agreement may be amended and supplemented from time to time, (the "TENDER AGREEMENT"), which is described in
Item 3 below. A copy of the Tender Agreement is filed as EXHIBIT (d)(1) to the Schedule TO and is incorporated herein by reference. The Schedule TO can be found on the Company's website at www.oddjobstores.com or the website of the SEC at www.sec.gov.

     The address of the principal executive offices of Amazing Savings is 20 Industry Drive, P.O. Box 25, Mountainville, NY 10953. The telephone number of the principal executive offices of the Company is (845) 534-1000.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Amazing Savings or its affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Amazing Savings or obtained from reports or statements filed by Amazing Savings with the SEC, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described below or in the Information Statement attached hereto as Annex A (the "INFORMATION STATEMENT"). Except as set forth in the response to this Item 3, in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Amazing Savings, or its executive officers, members or affiliates.

MATERIAL AGREEMENTS

     CONFIDENTIALITY AGREEMENT

     The Company and Amazing Savings entered into a Confidentiality Agreement, dated January 6, 2003 (the "CONFIDENTIALITY AGREEMENT"), in connection with the consideration of a possible negotiated transaction regarding the acquisition by Amazing Savings of the Company's outstanding capital stock, pursuant to which Amazing Savings and its representatives agreed to keep confidential certain information provided by the Company or its representatives. A summary of certain material terms of the Confidentiality Agreement is incorporated herein by reference to Section 11 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as EXHIBIT (d)(3) to the Schedule TO and which is incorporated herein by reference.

     TENDER AGREEMENT

     Amazing Savings and the Company have entered into the Tender Agreement. A summary of certain material terms of the Offer and the Tender Agreement is incorporated herein by reference to the Introduction and Section 11 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Tender Agreement, which is filed as EXHIBIT (d)(1) to the Schedule TO and which is incorporated herein by reference.

     PRINCIPAL SHAREHOLDERS' AGREEMENT

     ZS Mazel, L.P., ZS Mazel II, L.P., ZS Mazel, Inc. (collectively, "ZS") and Mazel/D&K, Inc. ("Mazel/D&K" and together with ZS, the "PRINCIPAL SHAREHOLDERS") are the two largest beneficial owners of Common Shares and together beneficially own approximately 53% of the outstanding Common Shares. Messrs. Sherwood, Horne, Dessler and Koval, who are partners or executive officers of the Principal Shareholders, voted as members of the Company Board of Directors to approve the Tender Agreement. The Principal Shareholders have entered into an agreement with Amazing Savings (the "PRINCIPAL SHAREHOLDERS' AGREEMENT") pursuant to which they agreed to tender their Common Shares in the Offer. A summary of certain material terms of the Principal Shareholders' Agreement is incorporated herein by reference to the Introduction and Section 11 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Principal Shareholders' Agreement, which is filed as EXHIBIT (d)(2) to the Schedule TO and which is incorporated herein by reference.

POTENTIAL CONFLICTS OF INTEREST

     In considering the recommendation of the Board of Directors set forth in
Item 4 below, the Company's shareholders should be aware that certain members of its management and certain members of its Board of Directors have interests in the Offer in addition to their interests as shareholders generally, which interests are described herein and in the Information Statement attached hereto and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with other factors described in Item 4 below.

     STOCK OPTIONS

         The Tender Agreement provides that, on the Purchase Date (as defined in the Tender Agreement), each outstanding stock option (an "OPTION") issued under the Company's 1996 Stock Option Plan (the "OPTION PLAN") whether or not then exercisable or vested, will, immediately prior to the Purchase Date, be cancelled and, in consideration of such cancellation, the Company will pay to the holder of each such Option an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such Option, and (ii) the number of Common Shares subject to such Option (such payment, if any, to be net of applicable withholding and excise taxes). The executive officers and directors of the Company who hold Options will receive the cash payments for their Options on the same terms and conditions as are applicable to all other holders of Options. As of June 1, 2003, assuming the Offer Price remains $3.00 per share, the directors and executive officers of the Company are expected to receive an aggregate of $87,125 in exchange for their 80,000 Options with exercise prices below the Offer Price.



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

     SEVERANCE PAYMENTS

     Under the terms of the employment agreement of Steve Furner, the Chief Executive Officer, he will receive a compensatory payment of $300,000 in the event of a "change of control" occurring before December 31, 2004. The completion of the Tender Offer would constitute a change of control.

     The Company has change of control agreements with 25 management and administrative personnel, including all executive officers other than Mr. Furner (whose change of control severance is provided in his employment agreement), that provide severance payments to each such person ranging from three (3) to nine (9) months' salary in the event within the two years ending March 31, 2005, their employment is terminated without "cause" or for "good reason" (each as defined in the agreement).

     INDEMNIFICATION AND INSURANCE

     The Tender Agreement provides that, from and after the Purchase Date, the Company, or any successor thereto, will indemnify, defend and hold harmless the present and former officers and directors of the Company and the Company's subsidiaries, and persons who become any of the foregoing prior to the Purchase Date, against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement, provided that any such settlement is effected with the written consent of Amazing Savings, or any successor thereto, which consent will not unreasonably be withheld) arising out of actions or omissions occurring at or prior to the Purchase Date, to the full extent permissible under applicable provisions of the law, the terms of the Company's articles of incorporation or code of regulations. The Tender Agreement also permits the Company to spend up to $450,000 to purchase directors' and officers' liability insurance with respect to matters occurring before the Purchase Date for any actions commenced within six years of the Purchase Date.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company's Board, at a meeting held on May 27, 2003, determined that the terms of the Offer are fair to and in the best interests of the Company's shareholders. All members of the Board were present at this meeting, at which the Board unanimously approved the Offer and the other transactions contemplated by the Tender Agreement and approved the Tender Agreement. The Board of Directors recommends that those shareholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's shareholders communicating the Board of Directors' recommendation is filed as Exhibit (a)(1) hereto, and is incorporated herein by reference.

     BACKGROUND

     The Company's Board has periodically explored and assessed strategic options with the objective of enhancing shareholder value both by initiating contacts with, as well as responding to outside inquiries from, third parties regarding a strategic transaction. In 2000, the Company hired an investment advisor for the purposes of: (i) advising the Company on strategic alternatives for Business-to-Business Internet initiatives; and (ii) subsequently to evaluate a potential transaction with a strategic buyer. In 2001, the same financial advisor was engaged by a Special Committee of the Board to: (i) perform a strategic review of the Company, (ii) contact potential strategic partners, financial buyers, and equity investors; (iii) evaluate the fairness of possible offers, if any; and (iv) make recommendations with respect to ongoing operations. After contacting potentially interested parties, further analysis, and some preliminary discussions about a potential investment in (or acquisition of) the Company with a strategic buyer, the strategic buyer determined not to pursue the discussions. From time to time subsequent to the review of its strategic options in 2001 and up to the time it executed the Tender Agreement with Amazing Savings, the Company had been approached by, or initiated contact with, several outside parties who expressed (or who the Company believed had) varying degrees of interest in acquiring the Company or a significant stock position in the Company. Some of these discussions resulted in signing confidentiality agreements and responding to due diligence requests. None of these discussions, however, progressed to the submission of an offer.

     In February, 2002, the Company sold its wholesale division to a related party, MZ Wholesale Acquisition Inc. ("MZ WHOLESALE"), of which Messrs. Dessler and Koval (members of the Board and among the Principal Shareholders) are major shareholders and officers.

     On December 2, 2002, Mr. Robert Horne, a director of the Company and a principal of ZS, called Mr. Jeffrey Parker, a director of the managing member of Amazing Savings. Mr. Horne indicated that the Company had accepted the resignation of its CEO, Mr. Peter Hayes, and would be announcing such resignation on December 3, 2002. In conjunction with Mr. Hayes' resignation, the Company had a need for senior retail management and had retained an executive search firm to conduct a formal CEO search. Mr. Horne indicated to Mr. Parker that Mr. Friedland, the founder and President of Amazing Savings, was a well-respected senior closeout industry executive and that a combination of the companies might be beneficial. Mr. Parker then met with Mr. Horne in New York on December 3, 2002. At the meeting, Messrs. Parker and Horne discussed senior management and the possibility of a business combination of Amazing Savings with the Company. Amazing Savings was familiar with the Company both because Amazing Savings operates retail closeout stores similar to those of the Company, as well as because Amazing Savings purchases goods from MZ Wholesale and had purchased goods from the Company prior to the 2002 divestiture of the Wholesale Division by the Company.

     On December 10, 2002, Messrs. Parker and Friedland met with Mr. Horne to discuss the business operations of the Company. Subsequently on January 6, 2003, Amazing Savings entered into a confidentiality agreement with the Company and began its due diligence review of the Company shortly thereafter.

     On January 6, 2003, representatives of Amazing Savings, including Mr. Moshael Straus, the managing member of a voting member of Amazing Savings and Mr. Parker, met with Mr. Horne and Ned Sherwood, a director of the Company, and discussed their interest in purchasing a majority interest in the Company. A second meeting of the parties was held on January 16, 2003. The representatives of Amazing Savings indicated that the acquisition of all of the shares of the Company by Amazing Savings could result in the Company's inability to operate 7 days per week because Amazing Savings is owned by individuals who, for religious reasons, are not permitted to operate businesses they wholly own on Saturdays. They expressed a potential interest in buying substantially all of the Company's shares for cash, but indicated that it was a precondition to any offer from Amazing Savings that the Company remain public after such purchase. Messrs. Horne and Sherwood, as shareholders, indicated that they would be interested in further exploring a transaction, but only at a significant premium to the then trading price.

     On January 21, 2003, Mr. Sherwood held discussions with a representative of Peter J. Solomon Company, L.P. ("PJSC"), investment advisor to Amazing Savings, about the status of Amazing Savings' interest.

     On January 22, 2003, the Board held a regularly scheduled telephonic Board meeting. Mr. Horne furnished a summary of discussions with potential strategic buyers or the potential desirability of a major capital infusion into the Company from a third party.

     Between January 22 and March 3, 2003, the Company and Amazing Savings, working with their respective legal advisors and Messrs. Horne and Sherwood, held ongoing discussions about price and the minimum and maximum amount of stock that Amazing Savings might have an interest in purchasing, as well as engaged in continued due diligence.

     During the week of February 17, 2003, Mr. Dessler met with representatives of Amazing Savings to discuss Amazing Savings purchases of inventory from MZ Wholesale. At that meeting, the parties also discussed the Company's business operations but not price or the potential transaction.

     On February 20, 2003, representatives of Amazing Savings met with senior management of the Company to discuss business operations of the Company.

     On March 4, 2003, representatives of PJSC met with representatives of the Company. At that meeting it was indicated that, subject to the completion of its due diligence to its satisfaction, Amazing Savings was interested in acquiring substantially all of the shares of the Company for $3.50 per share. Messrs. Horne and Sherwood indicated that as shareholders their view was that the offer was inadequate but that they would communicate the offer to the Board. In addition, in a separate discussion that week, Mr. Dessler, a member of the Company's Board of Directors and Chief

Executive Officer of MZ Wholesale, indicated that in his capacity as a shareholder he would not be interested in a price of less than $4.00 per share. The value and timing of the Company's federal income tax refund due in March, 2003 was discussed.

     During the remainder of that week Amazing Savings and its representatives continued to evaluate the financial condition of the Company and Mr. Horne called a representative of PJSC. Mr. Horne indicated that, subject to the other terms, an offer by Amazing Savings to acquire up to 95% of the shares of the Company at $3.75 per share might be acceptable to the Company's Board. During this discussion, it was noted that the written commitment of the Principal Shareholders to follow the Board's recommendation was an essential condition to any offer by Amazing Savings.

     On March 10, 2003, Amazing Savings provided a draft term sheet for a transaction to Mr. Horne. Discussions ensued with respect to possible transaction structures; in particular, the fact that any acquisition would be subject to shareholder approval under the provisions of the Ohio Control Share Acquisition Act. The parties agreed that speed, confidentiality and certainty were extremely important to minimize uncertainty among the Company's employees, customers and suppliers.

     The Company's CEO and CFO were provided the term sheet of March 10, 2003, and met with a principal of Kahn Kleinman, L.P.A. ("KAHN KLEINMAN") the Company's legal counsel, to review the term sheet on March 11, 2003.

     On March 12, 2003, at a regularly scheduled Board meeting, the Board reviewed the terms contained in the draft term sheet. The Board discussed whether it was the right time to consider a sale of the Company, and, if so, what the appropriate process was to consider such a sale. At this meeting, a principal of Kahn Kleinman discussed the directors' duties in considering a sale transaction. The Board reviewed two alternative budgets and financial plans for the Company's fiscal year ending December 31, 2003, which were prepared by management based on different growth and margin assumptions. The Board considered the Company's projected sales, margin, comparable store increases, prospects, and the adverse factors that would make any potential turnaround in the near future difficult. The adverse factors affecting the Company were reviewed, including the weak retail environment, the uncertainty of global geopolitical risk (including a potential war with Iraq), and the uncertain state of the capital markets. The Board discussed the disadvantages to the Company of an extended transaction process with resultant uncertainty. A discussion ensued with respect to the Company's history of cumulative losses, operating risks, credit risk, and the trend to lower margin and rates of return on capital. The Company reviewed preliminary operating and financial results that had been achieved with Mr. Furner as its interim CEO since December 2, 2002, and the Company's prospects for growth and profitability.

     The Board determined that to appropriately consider an offer the Company needed to retain an outside advisor to evaluate the fairness of any offer. The Board discussed alternative sales exploration processes ranging from a full auction process to a more selective process and negotiation only with financially capable and motivated buyers. The Board concluded that because the Company and its prior investment advisor had previously explored operating and sales strategies in 2000 and 2001, and the possibility of transactions with strategic partners, financial buyers, and an equity investor during the prior two years, a full auction process was both unnecessary and potentially detrimental to the Company. The Board was concerned about the adverse impact of uncertainty that a widespread auction process could have on its employees, vendors, lenders, and landlords. Because of the need for certainty in any transaction, the Board concluded that the Company's objectives of confidentiality and certainty could be met only if Amazing Savings executed a definitive agreement that: (i) had no financial or other contingencies, other than routine closing conditions, and (ii) contained a "fiduciary-out" provision with an acceptable breakup fee. Such an approach would provide a "market check" allowing any other party to make an offer during the period between the public announcement of a definitive agreement and completion of the Offer.

     On March 12, 2003, the Board also created a Special Committee of the Board, with Mr. Horne as its chair, and including Messrs. Phil Carter, Mark Miller, and Joe Nusim, which was authorized to conduct day-to-day negotiations with Amazing Savings or any other potential buyers and to provide ongoing analysis to the Board. The Board, however, retained the ultimate decision as to whether to consummate a transaction. The Board determined to explore a possible transaction with Amazing Savings, but without any commitment to a transaction unless an acceptable price, terms, conditions, and agreement were obtained following an appropriate process.

     On March 12, 2003, following the Board Meeting, representatives of the Company advised a representative of PJSC that the Company Board had authorized a special committee to hold further discussions with Amazing Savings. Throughout the remainder of March the parties continued to negotiate the terms of a potential offer from revised term sheets, including the terms of the Principal Shareholders Agreement .During these negotiations, the Principal Shareholders indicated their willingness to enter into the Principal Shareholders Agreement requiring that they would tender their shares and vote in favor of a transaction with Amazing Savings, so long as any such transaction is recommended by the Company Board.

     On March 27, 2003, a telephonic meeting of the Special Committee was held. At the meeting, Mr. Horne indicated that the Company's investment advisor who had assisted the Company in 2000 and 2001 and in connection with the sale of the Wholesale Division no longer employed the personnel who had advised the Company about potential transactions and valuations. Accordingly, Mr. Horne recommended that the Company retain Morgan Joseph because of Morgan Joseph's qualifications, including its familiarity with the Company based on analysis and prior meetings with the Company's senior management, Morgan Joseph's analysis and coverage of the retail industry, its experienced investment bankers, and its rendering of other fairness opinions in the last 24 months in other sale transactions. The Special Committee considered this information and the scope and business terms of a proposed engagement letter. After reviewing Morgan Joseph's qualifications, the Special Committee authorized the retention of Morgan Joseph.

     At the March 27, 2003 meeting, the Special Committee reviewed advantages and disadvantages to, and timing of, a transaction, and reviewed the basis for the request from Amazing Savings that the transaction be structured as a tender offer. Mr. Horne reviewed the economic terms of the proposed Principal Shareholders' Agreement. The Principal Shareholders' Agreement provided that the Principal Shareholders would agree to tender their shares, and agree to vote in favor of the Control Share Acquisition as shareholders, but: (i) if a superior bid is received, the Board votes in favor of another offer, and a subsequent transaction occurs with another buyer (within a time period to be negotiated and agreed to prior to execution of a definitive agreement), then (ii) Amazing Savings would receive from the Principal Shareholders 40% of the excess over $3.75 per share that the Principal Shareholders receive in such a transaction. Additional business issues were also reviewed. Mr. Horne was directed to respond to Amazing Savings and to continue providing due diligence materials.

     On April 1, 2003, at a specially scheduled Board meeting, the Board ratified the Special Committee's engagement of Morgan Joseph as the investment banker to assist the Company in evaluating the fairness of a proposed transaction with Amazing Savings. Also at the meeting, a representative of Kahn Kleinman counseled the Board on its fiduciary duties and other issues, including issues relating to the Company's shareholders, other constituencies, issues relating to the Ohio laws regulating change of control transactions and the possibility of being delisted from the Nasdaq.

     At the April 1, 2003 Board meeting, Mr. Horne, Chair of the Special Committee, and certain of the Company's advisors, also reviewed the activities and discussions that had occurred with Amazing Savings since March 12, 2003. They presented a summary of the proposed transaction terms. The Board reviewed the Company's continuous operating losses for the fiscal years ended February 3, 2001, February 2, 2002, and December 31, 2002, interim financial and operating results and plans since Mr. Furner became interim CEO on December 2, 2002, short-term and long-term prospects, and the Company's strategic alternatives, which included: (i) remaining an independent public company, or (ii) approving the Offer and selling substantially all of the Company's shares to Amazing Savings for cash at a premium to the Company's trading price. The Board determined that based on the Company's continuing operating losses, the depressed retail environment, the uncertainty created by recent changes in the Company's senior management and buyers, and the adverse impact of the war with Iraq, that a cash transaction with Amazing Savings, at a premium to the Company's trading price was the best strategic alternative to maximize shareholder value given all factors. Morgan Joseph provided the Board with a presentation and analysis of the financial terms of the proposed transaction and its fairness to the Company's shareholders from a financial point of view. After considering the factors involved, the Board discussed Amazing Savings' proposal and approved the Special Committee's analysis of the business issues to be negotiated, including the Company's need for financial certainty that a Offer would be completed if initiated.

     The Board's position on the open matters, which included, among other items, assurances about Amazing Savings' financing, Amazing Savings request for consultation and approval of certain business operations and capital expenditures pre-closing, the circumstances under which a termination fee would be paid, the termination date of the Agreement, and the Company's need for some independent directors post-Closing was communicated to Amazing Savings on April 1, 2003, following the Board meeting.

     Between April 4 and April 10, 2003, Messrs. Friedland and Dessler held phone conferences with respect to due diligence, open business issues (including leases), the Company's credit agreement, and MIS and computer capacities. During that period, representatives from Amazing Savings' MIS consultants met with representatives from the Company at MZ Wholesale's Cleveland office to review MIS/computer integration issues.

     A meeting of the Special Committee was held on April 14, 2003, to review the current drafts of the Tender Agreement and the Company's Proxy Statement, as well as to discuss progress on the open issues. Mr. Horne reported on progress with respect to certain open issues, but indicated that no agreement had yet been achieved on the issues of financial assurances, the "walk-away" date, or certain covenants by the Company regarding operation of its business pre-closing. The Special Committee authorized Mr. Horne to make certain proposals on the open issues.

     On April 15, 2003, Mr. Horne reported to the Special Committee that certain investors in Amazing Savings would post a letter of credit payable to Amazing Savings to secure Amazing Savings' obligation to fund the purchase of shares tendered in the Offer, that Amazing Savings had withdrawn its request for certain pre-closing operational covenants and had proposed a walk-away deadline of 100 days.

     On April 18, 2003, the Special Committee met and voted to recommend the Tender Agreement in its then-current form, as supplemented by the changes discussed on April 15, 2003, to the Board of Directors provided that the "walk-away" date was 130 days.

     On April 21, 2003, at a specially scheduled Board meeting, Mr. Horne, indicated that Amazing Savings had accepted the 130-day walk-away deadline. The Special Committee therefore recommended the transaction to the Board. The Board determined to continue the negotiations, but elected to defer final approval until: (i) Amazing Savings had confirmed that its due diligence, which was focused, in part, on a review of the Company's leases, was complete; (ii) confirmation that the Company's lenders would agree that the consummation of the Offer would not cause the Credit Facility to terminate or trigger the Company's obligation to pay an early termination fee; and (iii) receipt of a favorable fairness opinion from Morgan Joseph.

     Copies of the current draft of the Tender Agreement were circulated to the Board on April 24, 2003.

     On April 29, based on Amazing Savings due diligence analysis of the various operating costs and financial and operating risks relating to the Company's ongoing operations, the purchase price upon which the ongoing discussions were based was lowered to $3.70 per share and the maximum percentage of shares that would be purchased by Amazing Savings was increased to 96% of the Shares.

     On April 30, 2003, the Special Committee met to review the results of Amazing Savings' ongoing due diligence, negotiations, and requested revised terms to the transaction. Copies of Morgan Joseph's draft fairness opinion were circulated to the directors on April 30, 2003.

     On April 30, 2003, at a specially scheduled Board meeting, representatives of Morgan Joseph provided the Board with an updated detailed presentation and analysis of the revised financial terms of the proposed transaction. They confirmed that the revised financial terms of the transaction were fair to the Company's shareholders from a financial point of view. Mr. Horne summarized the Special Committee's meeting and analysis, the results of Amazing Savings due diligence, and the open business issues. After considering the factors involved and Morgan Joseph's analysis, the Board discussed Amazing Savings' revised proposal and approved the Special Committee's analysis of the remaining business issues to be negotiated. After discussion, the Board approved the revised terms of the Offer, subject to the satisfactory completion of definitive documentation.

     Between April 30, 2003, and May 13, 2003, Amazing Savings continued to perform due diligence. Amazing Savings believed that it was important to have the Company's credit facility in place following the closing and, with the consent of the Company, negotiated the post-closing terms so that, among other things, the transaction would not trigger a change in control termination in this facility. Subsequently, on May 13, 2003, representatives of the Company indicated to representatives of Amazing Savings that, post-closing, the Company would violate certain financial covenant ratios of the credit facility that Amazing Savings had negotiated for the Company to take effect upon closing of the Offer. Amazing Savings had negotiated these financial covenant ratios based on certain assumptions about the Company's performance post-closing.

     Between May 13 and 19, 2003, representatives of the Company and Amazing Savings discussed projected operational performance of the Company post-closing. Based on these discussions, Amazing Savings requested a reduction in the purchase price to $3.40 per share. In addition, the parties discussed, but did not agree upon, additional pre-closing operational covenants with respect to the Company's business.

     Amazing Savings indicated to the Company that it was concerned by what it perceived to be a continuing deterioration of the business and operations of the Company, and informed management of the Company that it would not be willing to proceed with any acquisition of the Shares unless it would be able to quickly consummate a transaction to acquire control of the Company. The parties discussed a revised structure in which Amazing Savings would immediately acquire the Principal Shareholders' Common Shares in a private purchase, to be followed by a tender offer for the outstanding Common Shares to acquire up to 96% of all Common Shares outstanding. However, it was determined that an immediate purchase of a voting control of the Company by Amazing Savings was not possible in view of the need to either obtain a shareholder vote to approve such purchase under the Ohio Control Share Acquisition Act or to opt out of such statutes through a shareholder consent procedure.

     Between May 20 and May 23, 2003, the parties determined that a transaction could be completed most expeditiously by having at least two-thirds of the Company's shareholders, including the Principal Shareholders, act by written consent to opt out of the Ohio Control Share Acquisition Act and by providing an information statement to shareholders in connection therewith concurrently with Amazing Savings' commencement of a tender offer. However, because of Amazing Savings concern that the Company's business and operations would continue to deteriorate following the signing of the Tender Agreement and before the tender offer could be completed, representatives of Amazing Savings proposed a further reduction in the purchase price to $2.40 per share.

     On May 23, 2003, the Special Committee met to review the revised proposal from Amazing Savings. Mr. Horne discussed with the other members of the Special Committee how the Company's interim April and May, 2003, operating results continued to deviate significantly from the budgets and financial plans presented to the full Board at its March 12 meeting, which financial plans had already reflected weak performance. Mr. Horne also discussed the covenant compliance issues related to the Company's current credit facility, which could result in non-compliance by the Company by the end of Summer, and the adverse consequences thereof to the Company and its stakeholders, as well as the probability of completing a transaction with Amazing Savings. Mr. Horne then updated the Special Committee on the parties' discussions regarding the advantage in timing and certainty that would occur for the Company and its shareholders if its shareholders opted out of the Ohio Control Share Acquisition Statute. He then presented the revised terms proposed by Amazing Savings as a result of the unfavorable outcome of these discussions, including Amazing Savings reduced offer of $2.40 per share and Amazing Savings' proposal to infuse $10 million of subordinated debt into the Company pre-closing on favorable, market terms to the Company. The Special Committee also discussed the potentially negative consequences to the Company and all its stakeholders if a transaction were not completed with Amazing Savings. The Special Committee authorized Mr. Horne to negotiate a transaction at or near $3.00 per share.

     On May 23, 2003, Mr. Horne communicated to the representative from PJSC that the Company would be willing to proceed with a transaction at a price of $3.00 per share that had a high degree of certainty of closing, i.e., that was not conditioned upon Amazing Savings obtaining post-closing financing for the Company and that had a sufficiently long enough walk-away date. On May 25, 2003, the representative of PJSC told Mr. Horne that Amazing Savings would be willing to proceed with a transaction at $3.00 per share if the transaction were to close within 25 business days after Amazing Savings commenced the tender offer. Alternatively, if the Company wanted a longer walk-away date of 90 calendar days from signing the Tender Agreement, Amazing Savings would be willing to proceed at $2.90 per share. The representative of PJSC expressed Amazing Savings' belief that, because of the revised structure of the transaction to opt out of the Ohio Control Share Acquisition Statute, the Offer could be completed more expeditiously and that the longer 130 walk-away date was no longer appropriate and that, in any event, Amazing Savings was no longer willing to wait that long to complete the Offer.

     From May 25 to May 27, 2003, Mr. Horne continued to negotiate the terms of the offer with a representative from PJSC and they reached a tentative agreement, subject to final documentation and authorization by both the Company and Amazing Savings, and the written consent of the shareholders of the Company that collectively hold a sufficient percentage of the Shares to opt out of the Ohio Control Share Acquisition Statute. These terms were as follows: that Amazing Savings would commence the Tender Offer at $3.00 per share, and that if the Tender Offer were not closed within 25 business days after commencement under certain circumstances, Amazing Savings would then have the right to reduce the offer price to $2.90 per share and extend the Tender Offer for incremental periods until August 31, 2003. On May 26, 2003, the representative of PJSC told Mr. Horne that Amazing Savings had accepted the Company's proposal, subject to negotiation of the final documentation. During these discussions, Amazing Savings retracted its proposal to infuse $10 million of subordinated debt into the Company.

     On May 27, 2003, at a special meeting of the Company's Board, the Board reviewed the status of negotiations with Amazing Savings. At this meeting, the Company's legal counsel updated the Board on the changes negotiated to the Tender Agreement since the previous meeting of the Board. In addition, legal counsel advised the Board that the parties believed there was a substantial probability the Offer could be completed within 25 business days after the tender offer was commenced, but that there could be no assurances it would be completed in such time to maintain the $3.00 per share price. Also at this meeting, Morgan Joseph rendered to the Board its oral opinion (subsequently confirmed by delivery of a written opinion dated May 27, 2003) to the effect that, as of the date of such opinion and based on and subject to certain matters stated in its opinion, the per share cash consideration to be received in the Offer by the holders of Common Shares was fair, from a financial point of view, to such holders. Finally, management of the Company discussed the deviation of the operational results of the Company's business from the budgets and financial plans that had been discussed with the Board at its March 12 meeting. After a full discussion of the matters considered by the Board at the meeting, the Board unanimously approved the Tender Agreement substantially in the form presented to the Board, subject to negotiation of the final documentation by the Special Committee, and determined to recommend to the Company's shareholders that they accept the Offer and tender their Shares in the Offer.

     Between May 27, 2003, and June 3, 2003, the written consent of the Company's shareholders to opt out of the Ohio Control Share Acquisition Statute was obtained, Amazing Savings finalized the documentation by which it would obtain the financing to complete the tender offer, the Company and Amazing Savings finalized the Tender Agreement and the Principal Shareholders and Amazing Savings finalized the Principal Shareholders Agreement.

     On June 3, 2003, the Company and Amazing Savings executed the Tender Agreement and issued a joint press release announcing the transaction. Also on June 3, 2003, Amazing Savings and the Principal Shareholders executed the Principal Shareholders Agreement.

     On June 10, 2003, Amazing Savings commenced the Offer.

REASONS FOR THE BOARD'S FAVORABLE RECOMMENDATION

     In reaching its decision to make its recommendation that the Company's shareholders tender their Shares to Amazing Savings, the Board considered a number of factors, both positive and negative, including the following material factors:

     - the Board's familiarity with (and presentations by Morgan Joseph regarding) the business, operations, properties and assets, financial condition, competitive position, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), including the continuous and cumulative operating losses for the Company's fiscal years ended February 3, 2001, February 2, 2002, and December 31, 2002, the operating losses for the interim period through May, 2003, the current depressed retail industry, and current economic and market conditions, both on an historical and on an on-going basis, all of which the Board believed indicated the Company would likely perform better as part of a larger organization operated by proven management with greater resources than the Company;

     - the fact that the offer price of $3.00 per share for the Common Shares tendered represents approximately a 36.4% premium over the $2.20 per share closing price of the Common Shares on May 23, 2003, the last full trading day prior to the date Morgan Joseph circulated its final opinion to the Board, and that the $2.90 per share price represents approximately a 31.8% premium;

     - that if the Offer is not completed within 35 calendar days of commencement, Amazing Savings is committed to proceeding with the Offer, albeit at a reduced price, instead of being able to terminate the Offer;

     - the opinion of Morgan Joseph dated May 27, 2003 and attached to this proxy statement as ANNEX B, that, as of such date, the consideration to be received by the Company's shareholders pursuant to the Tender Offer was fair from a financial point of view to the holder of the Company's shares;

     - that the Company will likely be in violation of certain covenants under its credit facility by the end of Summer 2003, and there were no assurances that the Company could cure these violations or otherwise obtain financing on terms favorable to the Company, if at all;

     - the judgment of the Company's Board's that the lack of liquidity and small public float of the Company's Common Shares currently limits institutional investor interest in the Company going forward and negatively affects the market value of the Common Shares;

     - the fact that the consideration offered to the Company's shareholders for the tendered Common Shares is all cash, which provides certainty of value to the Company's shareholders with respect to the tendered Common Shares;

     - the Board's belief that the financing and cash necessary for Amazing Savings to complete the proposed transaction is substantially assured due to the fact that Amazing Savings has obtained a letter of credit to secure its investors' obligation to fund Amazing Savings, which funds are contractually committed to fund the Tender Offer;

     - that the Tender Agreement was agreed to by the Board only after a lengthy and extensive review by the Board of the strategic alternatives available to the Company, including the fact that the Company had been contacted by several strategic investors and buyers regarding a possible investment in or acquisition of the Company, but that no such contacts had progressed as far as discussions had with Amazing Savings;

     - the Board's judgment, in view of the Company's prospects, that it is unlikely that one or more strategic or financial acquirers would be willing to pay, at the present time, a price for substantially all of the Company or its assets that would be as high as the consideration offered to the Company's shareholders pursuant to the Tender Offer;

     - the fact that, as a result of Amazing Savings' due diligence regarding the Company during the negotiation of the Tender Agreement, and the operational difficulties experienced by the Company during that time, Amazing Savings had reduced the offer price from $3.75 to the current $3.00, with the possibility of being further reduced to $2.90 per share, and the Board's belief that the offer price could be reduced even further or that Amazing Savings may decide against an acquisition at any price if the Company experienced further difficulties;

     - the provisions of the Tender Agreement that allow the Company (under certain circumstances) to furnish information to, and conduct negotiations with, a third party, and terminate the Tender Agreement in connection with a superior proposal for a business combination or acquisition of the Company upon payment of a termination fee to Amazing Savings which represents 5% of the maximum purchase price to be paid in the Tender Offer, plus expenses of up to $500,000, none of which the Board believes would unreasonable discourage offers from third parties;

     - the provisions of the Tender Agreement that require Amazing Savings, following completion of the Offer until the first anniversary of the Purchase Date, to use its reasonable best efforts to ensure that the Company's Board post-closing contains at least two members who are not officers or employees of, or otherwise affiliated with (other than as a director), the Company or Amazing Savings; and until the third anniversary of the Purchase Date, that at least one member of the Company's Board be similarly unaffiliated with the Company and Amazing Savings;

     - the provisions of the Tender Agreement that prohibit Amazing Savings, following completion of the Offer until the third anniversary of the Purchase Date, from effecting any merger, consolidation or other business combination with the Company unless (i) such transaction is approved by a special committee of the Company's Board consisting solely of independent directors and (ii) the special committee shall have received a favorable opinion from an investment banking firm as to the fairness to the Company's shareholders, from a financial point of view, of any such transaction;

     - the alternatives available to the Company, including the range of potential values of the Company, and the Board's perception that the risk associated with consummating the Tender Offer for cash was lower than the risks associated with achieving a competitive value through the implementation of the Company's long-term strategy and remaining an independent corporation that would be subject to significant uncertainties and risks beyond the Company's control, including negative general business and economic conditions, a consolidating and highly competitive retail environment, and tight financing markets; and

     - the benefits to the Company's additional constituents (principally its work force, vendors and the local communities in which it operates) from Amazing Savings' intent to maintain the Company's current operations generally.

     Each of the factors set forth above was believed by the Board to support its decision to recommend acceptance of the Offer.

     The Board also identified and considered the following potentially negative factors in its deliberations:

     - the fact that the offer price of $3.00 per share for the Common Shares tendered represents approximately a 3.6% discount over the $3.11 per share average closing price of the Common Shares for the 30-day period ending May 23, 2003, the last full trading day prior to the date Morgan Joseph circulated its final opinion to the Board;

     - the fact that the offer price could be reduced to $2.90 per share if the Offer is not completed within 35 calendar days of commencement, which represents approximately a 6.8% discount to the 30-day average prior to May 23, 2003;

     - the possible disruption to the Company's business that may result from the announcement of the transaction, including the resulting distraction of management's attention from the day-to-day operations of the Company's business and the effect of the transaction on the willingness of the Company's lenders and vendors to continue to do business with the Company;

     - the restrictions contained in the Agreement limiting the operation of the Company's business during the period between the signing of the Agreement and the completion of the Tender Offer;

     - the termination fee of 5% of the maximum purchase price to be paid in the Tender Offer plus up to $500,000 of expenses to be paid to Amazing Savings if the Agreement is terminated under circumstances specified in the Agreement;

     - the possibility that the Tender Offer might not be completed, which could cause the Company's stock price to decline to its pre-Tender Offer announcement level or lower levels;

     - the possibility that the Tender Offer might not be completed, and the cost of a failed transaction to the Company's operating results and business relationships;

     - the fact that even if the maximum 96% of the Company's stock is purchased by Amazing Savings, then at least 4% (and potentially a larger percentage) of the Company's Common Shares will remain outstanding, the Company's shares will be de-listed from Nasdaq, and Common Shares will trade only in the "pink sheets" (an illiquid and inefficient market), and that Amazing Savings contemplates the possibility of a subsequent merger of Amazing Savings into the Company at an unspecified time and upon uncertain terms (which, for a period of three years from the closing, will be subject to the approval of the Company's then independent directors);

     - the Company's ability to attract and retain key personnel could be impaired due to the uncertainty involved with the proposed transaction and employees' concerns regarding job security; and

     - the gains, if any, arising from receipt of the cash paid in the Tender Offer would be taxable to the Company's shareholders for United States federal income tax purposes.

     The foregoing discussion of the factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Tender Offer and the transaction contemplated by the Tender Offer the Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its determination, but rather considered all such factors as a whole. In addition, individual members of the Board may have given different weights to different factors.

     THE COMPANY'S BOARD HAS UNANIMOUSLY DETERMINED THAT THE TENDER AGREEMENT WITH AMAZING SAVINGS IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS AND BELIEVES THAT THE TENDER AGREEMENT AND THE OFFER REPRESENTS AN OPPORTUNITY TO ENHANCE VALUE FOR THE COMPANY'S SHAREHOLDERS.

     ACCORDINGLY, THE COMPANY'S BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

INTENT TO TENDER

     To the Company's knowledge, after reasonable inquiry, with the exception of the Principal Shareholders who are obligated to tender their Shares pursuant to the Principal Shareholders Agreement, none of the other directors or executive officers or affiliates or subsidiaries of the Company have currently made a decision whether to tender their Shares into the Offer or to sell or retain them. See "Principal Shareholders' Agreement" in Item 3 above.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Board retained Morgan Joseph to render an opinion as to whether the consideration per share to be received in connection with the Offer by the Shareholders is fair to them from a financial point of view.

     The Board retained Morgan Joseph based upon Morgan Joseph's qualifications, including its familiarity with the Company based on analysis and prior meetings with the Company's senior management, Morgan Joseph's analysis and coverage of the retail industry, its experienced investment bankers, and its rendering of other fairness opinions in the prior 24 months in other sale transactions.

     The Company has agreed to pay Morgan Joseph $225,000 for the fairness opinion. The Company also has agreed to reimburse Morgan Joseph for its reasonable out-of-pocket expenses, and to indemnify Morgan Joseph and related persons against liabilities in connection it its engagement, including liabilities under the federal securities laws. In the event the Company elects to utilize Morgan Joseph in responding to inquiries from other third parties or to review an offer from such third party, if any, the parties have agreed to negotiate a reasonable compensatory arrangement prior to the performance of such additional services.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make a solicitation or recommendation on its behalf to shareholders concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as otherwise set forth in this Schedule 14D-9, no transactions in Common Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Common Shares by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

     CONTROL SHARE ACQUISITION STATUTE

     Section 1701.831 of the Ohio Revised Code, the so-called Control Share Acquisition Statute (the "CONTROL SHARE ACQUISITION STATUTE"), provides that any control share acquisition of shares of an issuing public corporation, such as the Company, shall be made only upon prior approval of both a majority of the voting power and a majority of the voting power excluding the voting power of "interested shares" (as defined in the Ohio Revised Code) represented (in person or in proxy) at a special meeting held within fifty days from the date the issuing public corporation first received an "acquiring person statement." An acquiring person statement is a statement that is required to be delivered by the person proposing to make a control share acquisition to the issuing public corporation. The acquiring person statement must disclose the identity of the acquiring person, the number of shares held by such person directly or indirectly and a description of the terms of the proposed control share acquisition.

     At least two-thirds of the Company's shareholders, including the Principal Shareholders, have acted by written consent to approve an amendment to the Company's Code of Regulations to opt out of the Control Share Acquisition Statute. This amendment to the Company's Code of Regulations will become effective June 30, 2003.

     In connection with this amendment, the Company has prepared and filed with the SEC on June 10, 2003, an information statement as required by the Exchange Act, which information statement is filed as Exhibit (e)(5) to this Schedule 14D-9 and has been mailed to the Company's shareholders along with this Schedule 14D-9. Investors should read carefully the information statement regarding the amendment to the Company's Code of Regulations to opt out of the Control Share Acquisition Statute.

     BUSINESS COMBINATION LAW

     The Ohio Business Combination Law prohibits certain business combinations and other transactions (each, a "CHAPTER 1704 TRANSACTION"), between an issuing public corporation (such as the Company) and any "INTERESTED SHAREHOLDER" (defined generally as any person that, directly or indirectly, is entitled to exercise or direct the exercise of 10% or more of the outstanding voting power of a corporation in the election of directors) for a period of three years after the date the person becomes an Interested Shareholder. After such three-year period, a Chapter 1704 Transaction between an issuing public corporation and such Interested Shareholder is prohibited unless either certain "fair price" provisions are complied with or the Chapter 1704 Transaction is approved by certain supermajority shareholder votes.

     The Ohio Business Combination Law restrictions do not apply to a Chapter 1704 Transaction with an Interested Shareholder if either the acquisition of the corporation's shares that would cause the Interested Shareholder to become an Interested Shareholder, or the Chapter 1704 Transaction is approved by a resolution of the board of directors of the corporation adopted prior to the date on which the Interested Shareholder became an Interested Shareholder. In accordance with the Ohio Business Combination Law, the Company's Board has approved the Tender Agreement and Amazing Savings' acquisition of Common Share pursuant to the Offer and, therefore, the restrictions of the Ohio Business Combination Law are inapplicable to the Offer and the other transactions contemplated by the Tender Agreement.

     OHIO TENDER OFFER STATUTE

     Sections 1707.01, 1707.041, and 1707.042 of the Ohio Revised Code (collectively, the "OHIO TAKEOVER STATUES") regulate tender offers for any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of such company (a "CONTROL BID"). A subject company includes an issuer, such as the Company, that either has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least $1.0 million, and that has more than 10% of its beneficial or record equity security holders resident in Ohio, or has more than 10% of its equity securities owned, beneficially or of record, by residents of Ohio, or has 1,000 beneficial or record equity security holders who are resident in Ohio. A subject company, however, need not be incorporated in Ohio.

     The Ohio takeover statutes prohibit an offeror from making a control bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division of Securities (the "OHIO DIVISION"). In addition, the offeror is required to deliver a copy of such information to the subject company not later than the offeror's filing with the Ohio Division and to send or deliver such information and the material terms of the proposed offer to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division.

     Within five calendar days of such filing, the Ohio Division may, by order, summarily suspend the continuation of the control bid if it determines that the offeror has not provided all of the specified information or that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid. If the Ohio Division summarily suspends a control bid, it must schedule and hold a hearing within 10 calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the control bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio takeover statutes has not been provided by the offeror, that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid, or that the control bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the control bid by filing new or amended information pursuant to the Ohio takeover statutes.

     Amazing Savings has filed the information required under the Ohio takeover statutes.

     SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Annex A hereto is being furnished in connection with the designation by Amazing Savings, pursuant to the Tender Agreement, of certain persons to be appointed to the Board other than at a meeting of the Shareholders.

     In addition, the information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------
  (a)(1)        Letter to Shareholders, dated June 10, 2003.*

  (a)(2)        Opinion of Morgan Joseph, dated May 27, 2003 (included as Annex
                B to this Schedule 14D-9).*

  (a)(3)        Joint Press Release issued by Amazing Savings and the Company on
                June 10, 2003 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO).

  (a)(4) Offer to Purchase, dated June 10, 2003 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO).

  (a)(5)        Letter of Transmittal accompanying the Tender Offer
                (incorporated by reference to Exhibit (a)(1)(B) of the Schedule
                TO).

  (a)(6)        Notice of Guaranteed Delivery (incorporated by reference to
                Exhibit (a)(1)(C) of the Schedule TO).

  (a)(7) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit
                (a)(1)(D) of the Schedule TO).

  (a)(8)        Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees (incorporated by reference to
                Exhibit (a)(1)(E) of the Schedule TO).

  (a)(9)        Summary Publication issued by Amazing Savings, dated June 10,
                2003 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

  (e)(1)        Tender Agreement, dated as of June 3, 2003, among Amazing
                Savings and the Company (incorporated by reference to Exhibit
                (d)(1) of the Schedule TO).

  (e)(2) Principal Shareholders' Agreement, dated as of June 3, 2003 by and among Amazing Savings and each of the Shareholders that is a party thereto (incorporated herein by reference to Exhibit
                (d)(2) of the Schedule TO).

  (e)(3) Confidentiality Agreement, dated as of January 6, 2003, among the Company and Amazing Savings (incorporated herein by reference to Exhibit (d)(3) of the Schedule TO).

  (e)(4)        The Information Statement of the Company, dated June 10, 2003
                (included as Annex A to this Schedule 14D-9).*

  (e)(5) The definitive information statement of the Company regarding the shareholders opting out of the Ohio Control Share
                Acquisition Statute, filed with the SEC on June 10, 2003.


                ----------------
                * Included in the Schedule 14D-9 mailed to shareholders.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.


                                             ODD JOB STORES, INC.


                                             By:    /s/ Steve Furner
                                                    ----------------------------
                                             Name:  Steve Furner
                                             Title: Chief Executive Officer


Dated: June 10, 2003

                                     ANNEX A

Odd Job Stores, Inc.
200 Hellen Street
Plainfield, NJ  07080

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 10, 2003 as Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") of Odd Job Stores, Inc., a corporation formed under the laws of the State of Ohio, (the "COMPANY"). You are receiving this Information Statement in connection with the possible election of persons designated by Amazing Savings, Inc., a Delaware limited liability company ("AMAZING SAVINGS" or the "PURCHASER") to a majority of all seats on the board of directors of the Company (the "BOARD").

On June 3, 2003, the Company entered into a Tender Agreement (the "TENDER AGREEMENT") with the Purchaser, pursuant to which the Purchaser is required to commence a tender offer to purchase not less than two-thirds (the "MINIMUM CONDITION") nor more than 96% (the "MAXIMUM AMOUNT") of the outstanding shares (the "SHARES") of the common stock, no par value, of the Company (the "COMMON STOCK"), at a price per Share of $3.00, net to the seller in cash (the "OFFER PRICE"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated June 10, 2003 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "OFFER"). If the Offer is not completed by July 15, 2003, the Company has the option, in its sole discretion, to cause Amazing Savings to extend the Offer until September 1, 2003, in which case Amazing Savings may reduce the Offer Price to $2.90. In addition, Amazing Savings has the right to reduce the minimum number of Common Shares purchased to a majority of the outstanding Common Shares. If Amazing Savings reduces either the Offer Price or the number of Common Share sought in the Offer, Amazing Savings will provide at least ten business days' notice of the reduction. The Offer and the Tender Agreement are more fully described in the Schedule 14D-9, which was filed by the Company with the Commission on June 10, 2003 and is being mailed to shareholders of the Company along with this Information Statement.

Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company (the "SHAREHOLDERS") and are filed as EXHIBITS
(a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "SCHEDULE TO") filed by the Company and Amazing Savings with the Securities and Exchange Commission (the "COMMISSION") on June 10, 2003.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. Information set forth herein related to the Purchaser or the Amazing Savings Designees (as defined herein) has been provided by Amazing Savings. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Tender Agreement, the Purchaser commenced the Offer on June 10, 2003. The Offer is currently scheduled to expire at 8:00 A.M., EDT, on July 9, 2003, unless the Purchaser extends it in accordance with the terms of the Tender Agreement.

GENERAL

The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the Shareholders. Holders of Common Stock are entitled to cast one vote per share on matters presented for a vote at such meetings. As of May 31, 2003, there were 9,060,695 shares of Common Stock outstanding, none of which were owned by the Purchaser.

RIGHTS TO DESIGNATE DIRECTORS AND AMAZING DESIGNEES

The Tender Agreement provides that, promptly upon the satisfaction of the Minimum Condition (as defined below) and the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Purchaser will be entitled to designate a majority of the members of the Board (the "AMAZING SAVINGS DESIGNEES"). Upon the successful completion of the Offer, the majority of the existing members of the Board of Directors will resign and the remaining members will elect the Amazing Savings Designees to the Board of Directors. Thereafter, the Amazing Savings Designees will constitute a majority of the Board of Directors.

The Minimum Condition will be satisfied if there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares of Common Stock which would represent at least two-thirds of the outstanding shares of Common Stock. If the number of Shares tendered exceeds the Maximum Amount, the Purchaser will take up the tendered Shares on a pro rata basis. Amazing Savings has the right to reduce the minimum number of Common Shares purchased to a majority of the outstanding Common Shares, in which case Amazing Savings will provide at least ten business days' notice of this reduction.

NOTWITHSTANDING THE FOREGOING, IF SHARES ARE PURCHASED PURSUANT TO THE OFFER, THE PURCHASER EXPECTS THAT THERE WILL CONTINUE TO BE AT LEAST TWO MEMBERS OF THE BOARD WHO ARE NOT OFFICERS OF THE COMPANY OR REPRESENTATIVES OF ANY AFFILIATES OF THE COMPANY AND WHO ARE NOT DIRECTORS, OFFICERS, EMPLOYEES OR AFFILIATES OF THE PURCHASER.

Amazing Savings has indicated to the Company that it will select the Amazing Savings Designees from among the persons listed in Section E to Schedule A of the Schedule TO. The information in such Schedule A is incorporated herein by reference. Schedule A also includes certain information with respect to such persons, including their business address, present principal occupation or employment and five-year employment history. Amazing Savings has informed the Company that each of the persons listed in Schedule A has consented to serve as a director of the Company if appointed or elected. None of the Amazing Savings Designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, as of the date hereof, to the best of the Purchaser's knowledge, except as set forth below, none of the Amazing Savings Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between the Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth certain current information with respect to the beneficial ownership of the Common Shares as of May 31, 2003 with respect to Directors and officers of the Company and 5% or greater shareholders. Unless otherwise indicated below, the persons named below have the sole voting and investment power with respect to the number of shares set forth opposite their names. All information with respect to beneficial ownership has been furnished by the respective Director, officer or 5% or greater shareholder, as the case may be.

Name and, where necessary,                                                            Number of Shares
Addresses of Beneficial Owners                                                       Beneficially Owned   Percentage
------------------------------                                                       ------------------   ----------
ZS Fund L.P.
         54 Morris Lane, Scarsdale, NY  10583                                           2,731,783  (1)       30.1%
Ned L. Sherwood
         54 Morris Lane, Scarsdale, NY  10583                                           2,746,783  (2)       30.3
Robert Horne
         54 Morris Lane, Scarsdale, NY  10583                                           2,746,783  (2)       30.3
Mazel/D&K, Inc.
         31000 Aurora Road, Solon, Ohio  44139                                          2,058,105  (3)       22.7
Reuven D. Dessler
         31000 Aurora Road, Solon, Ohio  44139                                          1,560,755  (4)       17.2
Jacob Koval
         31000 Aurora Road, Solon, Ohio  44139                                            800,697  (5)        8.8
Dimensional Fund Advisors, Inc.
         1299 Ocean Avenue, Santa Monica, CA  90401                                       691,300  (6)        7.6
William Shenk
         464 Prospect St., Boulevard, LaJolla, CA  92037                                  637,000  (7)        7.0
Westport Asset Management
         253 Riverside Avenue, Westport, CT  06880                                        617,090  (6)        6.8
Steve Furner                                                                                  -0-             ---
Philip Carter                                                                                 -0-             ---
Edward Cornell                                                                             23,000  (8)        **
Charles Bilezikian                                                                         18,000  (9)        **
Mark Miller                                                                                 9,000  (10)       **
Joseph Nusim                                                                                3,000  (11)       **
All Current Directors and Executive Officers of the Company (11 persons)                5,810,933  (12)      63.7%


------------------------------
**   Less than One Percent (1%).

(1) The shares beneficially owned by ZS Fund L.P. include 1,978,530 shares held by ZS Mazel L.P., 450,698 shares held by ZS Mazel II L.P., and 302,555 shares held by ZS Mazel, Inc. Messrs. Horne and Sherwood are officers of ZS Fund L.P.

(2) Includes the shares beneficially owed by ZS Fund L.P. as officers and/or equity owners of the entities holding such shares. Messrs. Sherwood and Horne have voting power with respect to such shares, but disclaim beneficial ownership except to the extent of their equity interests in the entities. Also includes 15,000 shares each subject to options currently exercisable or exercisable within 60 days hereof.

(3) Mazel/D&K, Inc. is a corporation owned by Messrs. Dessler and Koval and members of their families. Messrs. Dessler and Koval are the directors and officers of Mazel/D&K, Inc.

(4) Includes 1,372,304 shares owned by Mazel/D&K, Inc. for the benefit of Mr. Dessler and family members.

(5) Includes 685,801 shares owned by Mazel/D&K, Inc. for the benefit of Mr. Koval and family members.

(6)  Based on Schedule 13Gs filed with the SEC in February 2003.

(7) Includes 6,000 shares subject to options currently exercisable or exercisable within 60 days hereof. National City Corp. is the shareholder of record of Mr. Shenk's shares.

(8) Includes 20,000 shares subject to options currently exercisable or exercisable within 60 days of the Record Date.

(9) Includes 15,000 shares subject to options currently exercisable or exercisable within 60 days of the Record Date.

(10) Includes 9,000 shares subject to options currently exercisable or exercisable within 60 days of the Record Date.

(11) Includes 3,000 shares subject to options currently exercisable or exercisable within 60 days of the Record Date.

(12) Includes 73,000 shares subject to options currently exercisable or exercisable within 60 days of the Record Date.

BOARD OF DIRECTORS

The business of the Company is managed under the direction of the Board. The number of Directors is currently fixed at ten. The Company's Amended and Restated Code of Regulations divides the Board into three classes of three or four Directors each. The Directors serve staggered terms of three years, with the members of one class being elected each year.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of the Company are as follows:

Steve Furner, 54, has served as a member of the Board since June 2002. In March 2003, Mr. Furner was named Chief Executive Officer of the Company after holding the position on an interim basis since December 2002. Since 1998, Mr. Furner has been Vice President of Alliance Consulting, specializing in strategic initiatives and operating programs for retail companies. From 1977 to 1998 he served as President and Chief Operating Officer of Wal-Mart Argentina.

Edward Cornell, 54, has been Executive Vice President and Chief Financial Officer of the Company since October 2001 having served since June 2001 as interim Chief Financial Officer. From February 1992 until joining the Company, he served as Executive Vice President and CFO as well as Executive Vice President, Non-Retail for Office Max, Inc.

Charles Bilezikian, 65, has been the President of Christmas Tree Shops, Inc., a specialty New England retailer, since its formation in 1971. He has served as a Director since January 1997.

Philip Carter, 55, has been a member of the Board since December 2002. From 1998 to 2002, Mr. Carter served as Chief Executive Officer of Apria Healthcare and has recently accepted the position of President and Chief Executive Officer of Rotech Healthcare. From 1995 to 1998 he was President and Chief Executive Officer of MacFrugal's Bargain Close-out's, Inc., a specialty retailer.

Reuven Dessler, 54, is Chief Executive Officer of MZ Wholesale Acquisition, LLC d/b/a Mazel Company, which purchased the Company's Wholesale Division in February 2002. Mr. Dessler served as Chairman of the Board from November 1996 to February 2002 and as its Chief Executive Officer from November 1996 to May 2001. He has served as a Director since November 1996.

Robert Horne, 43, has been a principal of ZS Fund L.P., a Company engaged in making private investments, for more than five years. He has served as a Director since November 1996.

Jacob Koval, 54, is Chief Operating Officer of MZ Wholesale Acquisition, LLC d/b/a Mazel Company, which purchased the Company's Wholesale Division in February 2002. Mr. Koval served as Executive Vice President -- Wholesale of the Company from November 1996 to May 2001. He has served as a Director since November 1996.

Mark Miller, 49, has been the Executive Vice President of RedTagBiz.com, since 2000. Previously, Mr. Miller was Executive Vice President and Chief Operating Officer for the Home Products Division of Value City Department Stores from July 1999 to July 2000, and President of the Closeout Division of Consolidated Stores from the 1998 acquisition of MacFrugal's Bargain Close-out's, Inc. through March 1999. Mr. Miller was MacFrugal's Executive Vice President of Merchandise and Stores from 1995 until the acquisition by Consolidated Stores. He has served as a Director since November 1999.

Joseph Nusim, 68, has been President of the Nusim Group, a retail consulting company, since 1995. Mr. Nusim has been Co-Chairman of the Board for Woodworkers Warehouse Stores since October 2001 and Co-Chairman of the Board for Loehmann's Stores since October 2000. Mr. Nusim served as Acting Chief Executive Officer of Frankel's Home Furnishings, Inc. from 1998 to 1999 and Rickel Home Centers from 1997 to 1998. Mr. Nusim had been Chairman, President and Chief Executive Officer of Channel Home Centers from 1990 to 1995. He has served as a Director since February 2002.

William A. Shenk, 59, has been a private investor for over five years. Prior thereto, Mr. Shenk served as an attorney in Columbus and Atlanta, and previously as Vice President and General Counsel for Consolidated Stores. He has served as a Director since January 2001.

Ned L. Sherwood, 52, has been a principal and President of ZS Fund L.P. for more than five years. Mr. Sherwood is currently a member of the board of directors of Kaye Group, Inc. He has served as a Director since November 1996.

DIRECTOR COMPENSATION

The Company pays each outside Director an annual fee of $15,000, payable quarterly in payments of $3,750, anticipating that each Director will attend four meetings of the Board. In addition, each outside Director receives $1,500 per meeting for each meeting attended after the four quarterly meetings. No additional compensation is paid for committee meetings held on the same day as a Board Meeting. Officers of the Company who are also Directors will receive no additional compensation for serving as Directors. Outside Directors also received a grant of 15,000 options upon their initial election to the Board.

MEETINGS OF THE BOARD IN 2002

The Board held seven meetings in fiscal 2002. All of the current Directors attended at least 75% of the Board and applicable committee meetings held during fiscal 2002. In addition to holding regular Board and committee meetings, the Board members also reviewed and considered matters and documents and communicated with each other wholly apart from the meetings. Various actions were taken by unanimous written consent.

COMMITTEES OF THE BOARD

The Board has established two standing committees: an Audit Committee and Compensation Committee. The Board does not have a nominating committee.

Audit Committee. Members of the Audit Committee in fiscal 2002 consisted of Messrs. Joseph Nusim, Charles Bilezikian and Mark Miller. During fiscal 2002, the Committee held two meetings. The Committee operates pursuant to a written charter (a copy of which was attached as Appendix A to the 2001 Proxy Statement filed on July 31, 2001), and is responsible for monitoring and overseeing the Company's internal controls and financial reporting processes, as well as the independent audit of the Company's consolidated financial statements by the Company's independent auditors, KPMG LLP. Each committee member is an "Independent Director" as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards.

Compensation Committee. The Compensation Committee has the authority to: (i) administer the Company's stock option plan; (ii) review and monitor key employee compensation and benefits policies; and (iii) administer the Company's management compensation plans. Members of the Compensation Committee in fiscal 2002 consisted of Messrs. Horne, Bilezikian, Miller and Shenk. The committee held two meetings during fiscal 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Act of 1934 requires the Company's Directors, executive officers and persons who own 10% or more of the Shares to file reports of ownership and changes of ownership with the Securities and Exchange Commission and the Company. Based upon a review of these filings and written representations from such individuals, the Company understands that all such filers have adhered to all applicable filing requirements.

EXECUTIVE COMPENSATION

The following table sets forth certain information with respect to the compensation earned during the eleven months' fiscal year ended December 31, 2002 and the fiscal years ended, February 2, 2002 and February 3, 2001, respectively, by the Chief Executive Officer and certain other named executive officers of the Company.

                                                 Summary Compensation Table
                                                 --------------------------
            Name and              Fiscal                                              Option          All Other
       Principal Position          Year          Salary              Bonus            Awards         Compensation
       ------------------          ----          ------              -----            ------         ------------
Steven Furner                      2002         $    ---           $     ---          $     ---      $  45,500 (1)
Chief Executive Officer

Edward Cornell                     2002           252,083                ---                ---          3,912
Executive Vice President           2001           191,154             41,250            100,000            ---
Chief Financial Officer

Peter J. Hayes                     2002           489,850                ---                ---          2,393
Former Chief Executive Officer     2001           412,500                ---            500,000          1,263


Brady Churches                     2002            27,269                ---                ---        500,000 (2)
Former President                   2001           550,557                ---                ---          7,661
                                   2000           441,252                ---             22,000          1,703

Jerry Sommers                      2002            91,391 (2)            ---                ---        728,346 (2)
Former Executive Vice President    2001           399,398                ---                ---          2,108
- Retail                           2000           327,950                ---             23,000            904

(1) Includes compensation for consulting fees paid to Alliance Consulting Inc. and fees paid as Director compensation.

(2)  Includes severance payments described below.

Steven Furner entered into an at-will employment agreement, as Chief Executive Officer, with the Company effective March 17, 2003 providing him an annual base salary of $500,000. Mr. Furner is entitled to receive an annual bonus of up to $250,000 per year, subject to the Company achieving predetermined annual performance targets. Mr. Furner is also entitled to receive $300,000 additional compensation in the event of a 'change of control' event as defined in the employment agreement. In the event of his termination of employment, Mr. Furner is precluded from working for the Company's competitors for a period of twelve months. Prior to entering into his employment agreement, Mr. Furner served as interim Chief Executive Officer, and compensation was paid to his consulting company.

The Company has entered into an agreement with Mr. Cornell, its Chief Financial Officer, that provides for payment of six months severance in the event of a 'change in control' or consolidation of management and administrative functions in which, in either case, he is not offered a position similar to his current position.

STOCK OPTION GRANTS IN FISCAL 2002

The Company granted no stock options to its executive officers during the eleven months ended December 31, 2002; however options for 15,000 shares of Common Stock were granted to Messrs. Carter, Furner and Nusim when they joined the Board during 2002.

AGGREGATED OPTION EXERCISES IN FISCAL 2002 AND FISCAL YEAR-END OPTION VALUES

The following table summarizes the fiscal year-end value of unexercised options for each of the executive officers identified in the Summary Compensation Table. No options were exercised by any executive officer in fiscal 2002.

                                VALUE OF UNEXERCISABLE UNDERLYING        NUMBER OF SECURITIES IN-THE-MONEY OPTION AT
                          UNEXERCISED OPTIONS AT DECEMBER 31, 2002 ($)            DECEMBER 31, 2002 (#) (1)
NAME                           EXERCISABLE           UNEXERCISABLE            EXERCISABLE           UNEXERCISABLE
----                           -----------           -------------            -----------           -------------
Steve Furner              $            --        $        15,000                      0                       0
Peter Hayes                       100,000                400,000                      0                       0
Edward Cornell                     20,000                 80,000                  2,300                   9,200
Brady Churches                         --                     --                      0                       0
Jerry Sommers                          --                     --                      0                       0

(1) The closing price of Odd Job Stores, Inc. Common Stock on December 31, 2002, was $1.90 per share.

CHANGE IN CONTROL AND SEVERANCE ARRANGEMENTS

Under Peter J. Hayes' employment agreement, dated May 7, 2001, he was entitled to receive one year's salary, $559,350.48, upon his termination of employment in December 2002. Payment was made in January 2003 and, accordingly, the payment is not included in the Compensation Table shown above.

The Company and Brady Churches, former President of Mazel Stores, Inc., entered into a severance agreement dated June 10, 2002 terminating his February 2000 employment agreement. Under this Agreement, Mr. Churches received a cash payment of $500,000. The parties executed mutual releases and Mr. Churches' non-competition restriction has expired.

The Company and Jerry D. Sommers, former Executive Vice President - Retail, entered into a severance agreement dated May 3, 2002 terminating his February 2000 employment agreement. Under this Agreement, Mr. Sommers received a cash payment of $728,000, and effected a sale to the Company of 100,000 shares of Common Stock at $3.50 per share. The parties executed mutual releases and, in general, Mr. Sommer's noncompetition restriction has expired.

The Company has change of control agreements with 25 management and administrative personnel, including all executive officers other than Mr. Furner (whose change of control severance is provided in his employment agreement), that provide severance payments to each such person ranging from three (3) to nine (9) months' salary in the event within the two years ending March 31, 2005, their employment is terminated without "cause" or for "good reason" (each as defined in the agreement).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the individuals who served as members of the Compensation Committee in 2002 was or has been an officer or employee of the Company or engaged in transactions with the Company (other than in his capacity as director). None of the Company's executive officers serves as a director or member of the compensation committee of another entity, one of whose executive officers serves as a member of the Compensation Committee or a director of the Company.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board is generally responsible for determining the nature and amount of compensation for executive officers. The Compensation Committee met twice during the eleven months ended December 31, 2002.

The Company's compensation philosophy ties a significant portion of executive compensation to the Company's success in meeting specified profit growth and performance goals and to appreciation in the Company's stock price. The Company's compensation objectives include attracting and retaining the best possible executive talent, motivating executive officers to achieve the Company's performance objectives, rewarding individual performance and contributions, and linking executive and shareholder interests through equity-based plans.

The Company's executive compensation consists of three key components: base salary, annual bonus and stock options and restricted stock awards, each of which is intended to complement the others and, taken together, to satisfy the Company's compensation objectives.

Base Salary: The salary for Mr. Hayes was negotiated at the time of his hire in 2001 and included in his contract, giving consideration to the salaries of chief executive officers of other similar size retailers. The 2003 salary for Mr. Furner was similarly negotiated at arms-length. The salaries for the other executive officers were determined by the Compensation Committee also giving consideration to salaries of officers at other retailers.

Annual Bonus: The Company had established a management incentive plan that based its executives' annual bonuses on specified profit growth and performance goals. The corporate target goals for fiscal 2002 were not met, therefore the Compensation Committee elected not to pay executive bonuses for the year. The 2003 bonus program is again based on a corporate target, but contains elements that would pay a portion of the bonus based solely on achievement of individual goals.

Stock-Related Compensation: The Compensation Committee believes that equity-based compensation ensures that the Company's executives have a continuing stake in the long-term success of the Company. Stock option awards contain vesting provisions that ensure the executives have a financial incentive to remain with the Company during the vesting period and beyond. In determining the size of option awards, the Committee looks at several measurements, including the value of options awarded to individuals in comparable position in peer group companies, individual and Company performance against plan, the number of shares and options currently held by the officer and the relative proportion of long-term incentives within the total compensation mix.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 11, 2002, the Company sold to MZ Wholesale Acquisition, LLC d/b/a Mazel Company ("MZ WHOLESALE"), an enterprise involving Reuven Dessler, former Chairman and Chief Executive Officer, and Jacob Koval, former Executive Vice President, of the Company, the assets of its Wholesale Division and certain other assets, including the notes receivable from Messrs. Dessler and Koval valued (together with accrued interest at fiscal 2001 fiscal year end) at $1,147,136 and $808,586, respectively. Under the sale agreement, Company received cash payments to date totaling $26,218,000 based on the book value of the acquired assets and assumed liabilities. There are approximately $300,000 in closing date balance sheet adjustments in dispute, which the parties expect to resolve through arbitration in accordance with the provisions of the sales agreement. The arbitration action is also expected to resolve a dispute among the parties over the contractual rights and obligations retained by the Company under a third party license agreement transferred to MZ Wholesale in connection with the sale of the wholesale division. Under the terms of the sale agreement, the Company has agreed not to compete in the wholesale sale of closeout merchandise, subject to certain limitations, for a period expiring on the earlier of (i) the three-year anniversary of the sale or (ii) the sale of a majority of the Company's stock or assets to a third-party (the "Restricted Period"). In the event the Company purchases closeout merchandise in quantities exceeding those required by its retail operations, during the Restricted Period, it has the right to put up to $3.5 million of such merchandise annually to a joint venture (equally owned by MZ Wholesale and Company and managed by MZ Wholesale). The put option was not utilized in 2002. Under the sale agreement, Company has assigned the "Mazel" name to MZ Wholesale, but may continue the use of the name on its retail stores for up to five (5) years. Messrs. Dessler, Koval and Jay L. Schottenstein ("MZ Related Parties") and ZS Fund LP., the Company's largest beneficial shareholder, have entered into a Standstill Agreement pursuant to which: (i) the MZ Related Parties have agreed not to purchase additional shares of Common Stock that would cause their aggregate ownership to exceed thirty-three percent (33%) of the outstanding shares of Company without the consent of ZS Fund and a majority of the disinterested directors of Company; and (ii) ZS Fund has agreed not to purchase additional shares of Common Stock that would cause its aggregate ownership to exceed thirty-six percent (36%) of the Company's outstanding shares without the consent of MZ Wholesale's affiliates and a majority of the disinterested directors of Company. The parties entered into an interim services agreement with respect to certain transitional services, shared personnel and facilities which runs through August 2003. During fiscal 2002, the Company paid $114,000 under this agreement. Finally, as part of the sale, the Company, Messrs. Dessler and Koval, each of whom remain Directors, executed mutual releases resolving various compensation and other claims of the parties.

During fiscal 2002, the Company purchased approximately $4,241,000 in merchandise from MZ Wholesale Acquisition LLC. Through June 9, 2003, the Company purchased approximately $1,302,000 in merchandise from MZ Wholesale Acquisition LLC and paid approximately an additional $153,000 for other related expenses.

The Company's warehouse in South Plainfield, New Jersey is leased from a limited liability company in which Messrs. Dessler and Koval own approximately 34% and 10% membership interests, respectively. Neither Mr. Dessler nor Mr. Koval is involved in the management of the lessor, and the Company believes the terms are no less favorable than could be obtained from unrelated parties.

                                                                          MORGAN
                                                                          JOSEPH

May 27, 2003

Board of Directors
Odd Job Stores, Inc.
200 Helen Street
South Plainfield, NJ 07080

Gentlemen:

         We understand that Amazing Savings Holding LLC ("ASH") proposes to purchase not less than two-thirds (the "Minimum Condition") nor more than 96% (the "Maximum Amount") of the outstanding shares of common stock (the "Common Stock") of Odd Jobs Stores, Inc. (the "Company") in an all cash tender offer transaction (the "Proposed Transaction") for $3.00 per share if completed within 35 days of the commencement of the tender offer or $2.90 if completed within 36 to 90 days of the commencement of the tender offer (the "Offer Consideration). We also understand that the remaining outstanding shares, not acquired through the Proposed Transaction, will remain outstanding and will trade in the public market. The terms and conditions of the Proposed Transaction are set forth in more detail in a preliminary tender agreement (the "Tender Agreement") dated May 26, 2003.

         We understand that the Company is an Ohio Corporation and as such, the holders of more than two-thirds of the outstanding shares of the Company have elected to opt out of the Control Share Acquisition Statute set forth in Section 1701.831 of the General Corporation Law of Ohio. No further action by the shareholders is required in as much as the amendment has been approved, without a meeting, by the holders of 67.6% of the outstanding shares. We further understand that opting out of the Control Share Acquisition Statute is a condition to ASH's obligation to purchase the Company's common shares pursuant to the Tender Agreement.

         You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of the Common Stock, of the Offer Consideration. We will receive a fee for our services upon the rendering of this opinion that is not contingent on the opinion conclusion or the consummation of the Proposed Transaction.

         In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

         (i) the May 26, 2003 draft of the Tender Agreement between the Company and ASH;

         (ii) the Company's Annual Reports on Form 10-K for each of the fiscal years in the three year period ended December 31, 2002, February 2, 2002 and

Odd Job Stores, inc.                                                      MORGAN
May 27, 2003                                                              JOSEPH
Page 2


February 3, 2001 and the Company's Quarterly Reports on Form l0-Q for the three month periods ended March 31, 2003, November 2, 2002, August 3, 2002, and May 4, 2002;

         (iii) certain other publicly available information concerning the Company and the trading market for the Common Stock;

         (iv) certain internal information, including unaudited monthly financial statements and other data relating to the Company, its business and prospects, including 2003 management budgets and financial plans, provided to us by management of the Company;

         (v) certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to the Company and the trading markets for certain of such other companies' securities; and

         (vi) the financial terms of certain recent business combinations which we believe to be relevant.

We have also met with certain officers and employees of the Company concerning its business and operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate. In connection with our engagement, we reviewed details of discussions between the Company and third parties regarding their interest in a possible acquisition or investment in the Company prior to the date hereof. We were not authorized to and we did not solicit alternatives to the Proposed Transaction.

         In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the Company's forecasts and projections provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgment of the Company's management as to the future financial condition and results of operations of the Company. We have not conducted a physical inspection of the properties and facilities of the Company, nor have we made or obtained any independent evaluation or appraisal of the assets or liabilities of the Company. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We reserve, however, the right to withdraw, revise or modify our opinion based upon additional information


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


Odd Job Stores, Inc.                                                      MORGAN
May 27, 2003                                                              JOSEPH
Page 3


which may be provided to or obtained by us, which suggests, in our judgment, a material change in the assumptions upon which our opinion is based.

         This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not address the Company's underlying business decision to approve the Proposed Transaction or constitute a recommendation to the shareholders of the Company as to whether or not they should tender shares pursuant to the Proposed Transaction or how such shareholders should vote or as to any other action such shareholders should take regarding the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, except the Company may include this opinion in its entirety in any filing by the Company with the Securities and Exchange Commission or in any materials distributed to its shareholders in connection with the Proposed Transaction.

         Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Offer Consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair, from a financial point of view, to such holders.

                                            Very truly yours,

                                            Morgan Joseph & Co. Inc.



                                            By: /s/ Morgan Joseph & Co. Inc.
                                               -----------------------------
                                               Morgan Joseph & Co. Inc.





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